UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CORRESPONDENCE

August 15, 2007
Date of Correspondence

Subjex Corporation
(Exact name of registrant as specified in its charter)

Minnesota	0-29711	41-1596056
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No)

3245 Hennepin Ave S Suite 1, Minneapolis MN	55408
(Address of principal executive offices)	(Zip Code)

(952) 931-0501
(Registrant’s telephone number, including area code)

3245 Hennepin Ave. South Suite 1 Minneapolis Minnesota USA 55408 Phone 612-827-2203 Fax 866-468-4988

August 15, 2007

Bill Demarest
Staff Accountant
Division of Corporation Finance

Dear Mr. Demarest,

Under Item 1 Recent Developments of the 2006 10-KSB we stated that SubjexCSR sales made to clients in early 2006 by “Far Superior” management were refunded to those clients.  Our March 31, 2007 10-QSB explains and shows in the financials how we did this. During the month of February 2007 an agreement was made with each client to receive common shares of SBJX stock @ .07 a share in lieu of cash as a repayment.  On the Statement of Operations we have inserted a line under Revenues titled “Refund of revenue from previous years” and this line shows a subtraction of $82,000 which is the total of the refunds.  On the Statement of Cash Flows under Cash flow from operating activities, we inserted a line titled “Non cash common stock issued for refund of previous year revenue” with the amount of 82,000 made clear.

Under Item 2 Recent Developments the comments were made as follows:

In mid 2006, the Company recognized a breach of contract by a company called Far Superior Management LLC (“Far S.”) and its management. Because the Company did not receive domain names, usable code, or trademarks and other promised consideration, the Company could not execute its plan as made public in 2005 and 2006. Therefore the Company canceled its contract with “Far S.” for lack of consideration.  SubjexCSR sales made to clients in early 2006 by “Far S.” management were refunded to those clients as a result of the Company’s inability to deliver what it promised as a result of breach by “Far S.”.  Due to the financial constraints of the Company as a result of the breach of contract by “Far S.” these refunds were made using Company common stock. These refunds account for a significant portion of the increase in shares outstanding in late 2006 and in 2007. These refunds included all the cash fees paid to “Far S.” in 2006.

I hope this clarifies how we refunded these revenues and how they were reflected in our financial statements.

Sincerely,

Andrew D Hyder
CEO

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Subjex Corporation
 (Registrant)

By /s/ Andrew Hyder

(Signature)

Andrew Hyder, CEO (acting CFO)
August 22, 2007